April 11, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Russell Mancuso, Branch Chief

Re:           Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended April 3, 2011, filed May 31, 2011
Response dated March 2, 2012
Form 10-Q for the fiscal quarter ended January 1, 2012, filed February 10, 2012
File No. 000-12695

Dear Mr. Mancuso:

We are in receipt of your voicemail of April 6, 2012, with an inquiry concerning our response of March 30, 2012 to your comment letter dated March 16, 2012 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”, “we”, “us”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate having the benefit of your comments.  Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments.  For ease of reference, we have included your original comments along with our responses.  The following comments supplement our response set forth in our letter of March 30, 2012.

Form 10-K for the Fiscal Year Ended April 3, 2011

Item 11. Executive Compensation, page 79

3.
Staff’s Comment in letter of March 16, 2012: Please expand your response to prior comment 3 to demonstrate clearly how disclosure of each quantitative and qualitative target that you have not disclosed or that you have disclosed only generally and that was not a future target as of the date of your proxy statement would likely cause substantial competitive harm. Address the targets for each named officer.

Staff’s voicemail inquiry of April 6, 2012: Please explain why two NEO’s listed in the referenced Form 10-K were not addressed in your response of March 30, 2012, or state the guidance on which you rely for not doing so.

Our Response:  Mr. Izadinia and Mr. Lee were not included in the Company’s original response of March 30, 2012, because each individual left the employment of the Company prior to the end of the fiscal year 2011, and thus, were not included in the year-end goal assessment of all other NEO’s.   Following is our supplemented response with information on Messrs. Izadinia and Lee.  For ease of reference, we repeat our introductory remarks from our March 30, 2012 letter.

In response to the Staff’s original comment, the Company respectfully submits that many of the specific targets under the group and individual components of the Company’s bonus program are comprised of internal business-unit and product-level performance targets established by the Company that represent confidential information, the disclosure of which would cause competitive harm to the Company.  These targets include specific business-unit and product-level targets that are based on the internal development strategy of the Company, which the Company does not publicly disclose.  As discussed in more detail below, such information is considered nonpublic information as “trade secrets and commercial or financial information obtained from a person and privileged or confidential” pursuant to exemption 4 of the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552(b)(4). In order to bring a matter other than a trade secret within the exemption under 5 U.S.C. § 552(b)(4), it must be shown that the information is (a) commercial or financial, (b) obtained from a person, and (c) privileged or confidential.  The purpose of this exemption 4 for “commercial or financial information” to FOIA is to protect “persons who submit financial or commercial data to government agencies from the competitive disadvantages which would result from its publication.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 768 (D.C. Cir. 1974).

Commercial or financial information may be confidential for purposes of the above exemption if disclosure of the information is likely to have either of the following effects: (i) impair the government’s ability to obtain necessary information in the future or (ii) cause substantial harm to the competitive position of the person from whom the information was obtained. Continental Oil Co. v. Federal Power Staff, 519 F.2d 31, 35 (5th Cir. 1975), cert. denied, 425 U.S. 971, 96 S. Ct. 2168, 48 L. Ed. 2d 794 (1976) (quoting Morton, 498 F.2d at 770).  “In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Industries, Inc. v. United States of America, 615 F.2d 527, 530 (D.C. Cir. 1979).  Substantial competitive injury exists where (i) the person that will suffer injury is in actual competition, and (ii) substantial competitive injury resulting from disclosure is likely. Id.; see also, National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Competition

The Company transacts business in the highly competitive semiconductor industry, and disclosure of the product-specific and business-unit targets would place the Company in a competitively disadvantageous position potentially causing substantial competitive injury. Moreover, this competitive disadvantage would be significantly magnified in this instance, as similar information is not available to the Company regarding its major competitors.  In this regard, the Company notes that many of its direct competitors do not disclose internal profitability, business-unit and product development metrics.  For example, 12 of the companies that compromise our peer group of companies do not disclose their business-unit and product development metrics.  In addition, the Company directly competes with Cirrus Logic, Fairchild Semiconductor, International Rectifier, Intersil, Micrel, Microsemi, Power Integrations, Semtech, Silicon Laboratories, Standard Microsystems and Triquint Semiconductor, none of which disclose their business-unit and product development metrics while disclosing their company-wide metrics.  Disclosure of the Company’s internal business-unit and product-level performance targets would allow these and other market participants to more effectively compete with the Company by giving them valuable insight into the Company’s internal financial and product objectives and development strategies.  In comparison, because these other companies do not disclose their internal performance targets, the Company has no insight into their internal financial metrics and product objectives and development strategies.

Substantial Injury

The non-forward looking individual component targets and the group component targets that the Company has not disclosed specifically as set forth in further detail for each Named Executive Officer below are comprised of specific business-unit and product-level targets that are based on the attainment of pre-established business-unit and product-level revenue, gross margin and development milestones and strategies.  These qualify as commercial or financial information under FOIA and will likely cause substantial competitive injury if disclosed.

Commercial Information

Several of the undisclosed performance goals for our named executive officers are comprised of commercial information regarding the operational objectives and product development milestones and timelines for our business units. The commercial information omitted would provide competitors insight into the internal goals of the Company’s various business units and product lines allowing them to more effectively glean specific business unit and product-level strategies and adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launches or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives. As an example, if the Company disclosed its return on design time objectives, its competitors could measure its own performance against the Company and work to overcome any strategic advantage the Company may have in this regard.  The Company’s competitors would be able to tell if the Company is in the process of expanding a certain business unit if the Company disclosed operational business unit performance targets, such as disclosing details around the size of targeted acquisitions, a goal that may carry over from year to year.  Disclosing the specific targets associated with the internal performance metrics of each of our business-units or products or the growth strategies of each of our business units or product lines would offer competitors detailed visibility into our management’s expectations regarding the pace, success and progress of our efforts in each business-unit and/or product line, which would provide guidance to them in making decisions on the timing and degree of their product commercialization and launch objectives.

Financial Information

The undisclosed performance targets also are comprised of financial information of our internal revenue and gross margin targets for our business-units and products.  Disclosure of these targets would place the Company at a competitive disadvantage by providing competitors with valuable insight into the Company’s internal profitability goals, growth strategies and product commercialization and launch objectives at a business-unit and product-level for the coming years.  As an example, if the disclosed targets reflect only modest revenue targets for a particular business unit in which the Company had a significant product launch, competitors could gauge and project the financial assumptions relating to the new product, especially if then compared to the Company’s ranges and targets in subsequent years.  This information, in turn, would allow competitors to adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launch or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives.

Individual Component Goals – Mid-year Incentive Payment

The Company conducts formal performance reviews once each fiscal year, just prior to the end of the fiscal year.  Our Annual Incentive Plan (“AIP”) is administered in two annual incentive payments covering two performance periods for the first and second halves of the fiscal year, respectively.  The Mid-year Payment is considered an advance toward the Year-end Payment.  During fiscal year 2011, no formal performance review was performed to determine the Mid-year Payment.  As a result, except in exceptional circumstances, the Individual Component of the Company’s AIP for each eligible employee was scored at 100% for the mid-year incentive compensation payout.

Mansour Izadinia, former Senior Vice President and Chief Technical Officer

Mr. Izadinia was given the role of Chief Technical Officer on August 30, 2010.  Prior to that date, Mr. Izadinia held the position of Senior Vice President, Analog Group.  Mr. Izadinia held his position in the Analog Group for five of the six months that constituted the first-half fiscal 2011 performance period.  As a result, Mr. Izadinia’s first half fiscal 2011 performance was evaluated based on his Individual Component and Group Component goals in the Analog Group, as well as the Company’s achievement of the Company Component goals.  Please see our letter of March 16, 2012 for a detailed description of the measurement and calculation of the Company Component achievement for fiscal year 2011.

Mr. Izadinia had two main goals as part of his Group performance component, as set forth below.

2011 Group Performance Metrics	Primary Reason for Lack of Specificity
Achieving specified revenue targets for the Analog Group Achieving specified operating income targets for the Analog Group	Internal financial business-unit metric not disclosed Internal financial business-unit metric not disclosed

The two components of Mr. Izadinia’s Group performance goals that have not been disclosed relate to financial information of our internal revenue and operating income targets for the Analog Group (now the Analog and Power Division).  The Company believes that the details behind these performance goals represent financial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, disclosure of these targets would provide competitors with insight into the Company’s internal profitability goals and growth strategies for the Analog Group.  The Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

Mr. Izadinia’s Individual Component Goals

Mr. Izadinia had six main goals as part of his Individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Increase the Analog/Mixed signal awareness with IDT’s customers (including the launch of Analog Mixed Signal website, branding by achieving planned press releases per Marketing plan, participating in steering committee and driving Technology Leadership Forum and publishing application notes for products developed within APD)

Fully disclosed
Achieve revenue and gross margin goals for Audio, power and Low Power Dual Port (LPDP), and IKOR products	Internal financial product-level metric not disclosed
Achieve 6 new product introductions and 14 new product launches	Fully disclosed
Build a high performance Analog/Power management team (including increasing analog expertise through talent acquisition, developing China product development center, collaborating with other divisions to develop roadmap and product definitions; launch cross business unit products to offer system level solutions, instilling performance based culture and providing product training to Sales and field application engineers)

Fully disclosed
IKOR acquisition, retention, and revenue achievement	Operational and financial business-unit metric not disclosed
Lower research and development expenses in the Audio and Power Division	Business-unit metric not disclosed

The three components of Mr. Izadinia’s individual performance goals that have not been disclosed relate to internal metrics for measuring the Analog Group’s operational objective and financial success at the product level and business-unit level.  These success factors are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent both financial and commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products and its internal profitability and growth strategies for the Analog Group, the Company’s competitors would have a target against which to benchmark their own performance and disclosure of financial targets would allow competitors to adjust their own operational objectives or take other competitive measures.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that Mr. Izadinia’s individual performance goals are material to the bonus amount that was ultimately paid to Mr. Izadinia, since Mr. Izadinia left the Company prior to the end of the fiscal year 2011, and therefore received only a mid-year incentive payout.  As mentioned above, the mid-year Individual Component is scored at 100% for the mid-year payout for all employees; therefore, Mr. Izadinia’s individual goals are not material to an understanding of the incentive compensation he received at mid-year.

Jimmy Lee, former Senior Vice President, China Business Development

Mr. Lee’s performance under the AIP was measured on the Company and Individual Components of the Plan.  Mr. Lee’s functional business unit was a non-revenue generating group, which therefore did not have a separate Group Component target.  Please see our letter of March 16, 2012 for a detailed description of the measurement and calculation of the Company Component achievement for fiscal year 2011.

Mr. Lee’s Individual Component Goals

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Work with the Analog Power Group (APG) organization to assess critical personnel needs in Asia, recruit and build these organizations accordingly	Fully disclosed
Establish strategic applications labs in Korea, Taiwan, Shenzhen and Shanghai to support critical strategic customer design-in activities in Asia, and all analog and power management product lines at IDT

Fully disclosed
Facilitate and accelerate the identification and validation of business cases, as well as the new product definition for analog/power products for APG	Fully disclosed
Establish key customer relationships to accelerate IDT’s growth in Asia	Fully disclosed

Since Mr. Lee left the Company prior to the end of the fiscal year 2011, he received only a mid-year incentive payout.  As mentioned above, the mid-year Individual Component is scored at 100% for the mid-year payout for all employees; therefore, Mr. Lee’s individual goals are not material to an understanding of the incentive compensation he received at mid-year.  Please see our letter of March 16, 2012 for a detailed description of the measurement and calculation of the Company Component.

In lieu of disclosing the actual targets that relate to the Company’s business-unit operational, product-level and business-unit financial performance that the Company has discussed in brief above, the Company will in the future, disclose the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact me, at (408) 284-2731, or Richard Crowley, Vice President, Chief Financial Officer, at (408) 284-8491.

Sincerely,

INTEGRATED DEVICE TECHNOLOGY, INC.

/S/ J. Vincent Tortolano
J. Vincent Tortolano
Vice President, General Counsel and Secretary

cc:

Ted Tewksbury, President and Chief Executive Officer
Gordon Parnell, Chairman of the Audit Committee
Tye Thorson, PricewaterhouseCoopers LLP